GENERAL SHAREHOLDERS' MEETING OF ECOPETROL S.A.

The Chief Executive Officer of Ecopetrol S.A. ("Ecopetrol") hereby summons all Shareholders to the General Shareholders' Meeting to be held on Friday, March 28, 2025, starting at 9:00 a.m., at the Centro Internacional de Negocios y Exposiciones (Corferias), located on Carrera 37 No. 24 - 67 in Bogota, D.C.

The agenda for the meeting will be the following:

1. Safety guidelines
2. Quorum verification
3. Opening of the General Shareholders' Meeting by the Chief Executive Officer of Ecopetrol
4. Approval of the Agenda
5. Appointment of the Chairperson presiding over the General Shareholders' Meeting
6. Appointment of the commission responsible for scrutiny and counting of the votes
7. Appointment of the commission responsible for the revision and approval of the minutes of the meeting
8. Presentation and consideration of the Board of Directors' report on its performance, development, and compliance with the Corporate Governance Code
9. Presentation and consideration of the 2024 Integrated Management Report
10. Presentation and consideration of the individual and consolidated audited financial statements as of December 31, 2024
11. Reading of the Independent Auditor's opinion
12. Approval of the Board of Directors' report on its performance, development, and compliance with the Corporate Governance Code
13. Approval of the 2024 Integrated Management Report
14. Approval of the individual and consolidated audited financial statements as of December 31, 2024
15. Presentation and approval of the profit distribution project
16. Election of the Statutory Auditor for the 2025 – 2029 period and assignment of his remuneration
17. Election of Board Members for the 2025 - 2029 period
18. Presentation and approval of amendments to the Internal Regulations of the General Shareholder´s Meeting
19. Presentation and approval of amendments to the succession policy for the members of the Board of Directors.
20. Interventions and miscellaneous

The Meeting will be broadcast live via streaming on Ecopetrol's website.

The voting process will be conducted electronically. Shareholders are requested to attend the Meeting with their smart mobile devices. If any Shareholder does not have access to a device with the technical requirements required, the company has provided an alternate mechanism for Shareholders to exercise their right to vote.

Shareholders may exercise the right to inspect the Company's books and other documents referred to in Articles 446 and 447 of the Commercial Code as of March 6, 2025. Shareholders, their proxies and/or their representatives may request an in-person appointment to the email derechodeinspeccion2025@ecopetrol.com.co, at least one business day prior to the date on which they intend to exercise said right, following the regulations for the proper exercise of it (available at www.ecopetrol.com.co/asamblea-2025). The aforementioned mailbox is intended solely and exclusively for scheduling the in-person appointment. Any other concerns or request related to other matters must be requested through the Shareholder Service Office mailbox accionistas@ecoptrol.com.co.

Shareholders who cannot attend the Meeting may be represented by power-of-attorney duly granted in writing to a trusted legal representative, who must meet the requirements established in Article 184 of the Commercial Code. The power of Attorney templates in both Spanish and English can be downloaded from the website atwww.ecopetrol.com.co/asamblea-2025.

For the legal representation of the shareholders, compliance will be given to the provisions of the Legal Circular 029 of 2014 regarding the illegal, unauthorized and unsafe practices of securities issuers.

Except in cases of legal representation, Ecopetrol administrators and employees may not represent shares other than their own while they are employed by the company, nor substitute the powers conferred thereon. Additionally, they may not vote on the Company's financial statements.

RICARDO ROA BARRAGÁN
Chief Executive Officer

RECOMMENDATIONS

- If an individual is acting as a proxy representative, the corresponding proxy form must be submitted in its physical form at registration along with any additional documentation required. Certificates of incorporation and legal representation of the companies must have an issuance date not exceeding one month.
- To avoid overcrowding, guarantee the adequate participation of all shareholders, the doors of Corferias and registration points will open as of 7:00 a.m.
- To expedite the registration process and ensure appropriate participation at the Meeting, in the case of individuals representing as proxy multiple shareholders, it is suggested a proxy representative is only responsible for at most 50 proxy forms.
- Only one helper per shareholder requiring additional assistance will be allowed entry.
- Only one kit will be provided per shareholder or proxy, regardless of the number of people they represent. The substitution or revocation of the power of attorney will not entitle the delivery of a new kit.
- Publicity material or any other type of material that might hamper the normal course of the meeting will not be allowed in the facility and their distribution is strictly prohibited.
- If you experience symptoms of acute respiratory infection (cough, fever, sore throat, muscle pain), we recommend that you refrain from attending the Meeting and instead follow it live via streaming. If you do attend please wear a face mask during the Meeting.
- Shareholders are invited to update their personal information through the Shareholder Services´ Office mail box and/or phone number and/or the Shareholder portal available on Ecopetrol´s website.

Additional information is available at:

Shareholder Services´ Office
Telephone Bogotá: +(57) 601307 70 75; rest of the country: +(57) 01 8000 113434
Email: accionistas@ecopetrol.com.co
www.ecopetrol.com.co

ecopetrol